PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2004 JUN -8 A 10:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

No/Date : 475 | 28-5-2004

Securities and Exchange Commissi[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

04035108

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at March 31,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at March 31,2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

dlw 7/1

Enclosure

- The Condensed Balance Sheet as at March 31,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at March 31,2004 of PPC GROUP OF COMPANIES

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT MARCH 31, 2004
(Amounts in thousands Euro)

	3.31.04	3.31.03
ASSETS		
B. INSTALLATION COSTS	36.303	23.010
Less: Accumulated depreciation	26.239	21.130
Net book value	10.064	1.880
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.220.305	16.513.919
Less: Accumulated depreciation and amortization	8.099.411	7.409.644
Net book value	9.120.894	9.104.275
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	12.909	44.037
TOTAL FIXED ASSETS	9.133.803	9.148.312
D. CURRENT ASSETS		
I. Inventories	544.864	570.300
II. Customers	425.492	368.467
II. Other Receivables	186.886	174.063
III. Marketable Securities	9.492	7.967
IV. Cash at Banks and in Hand	19.080	33.711
TOTAL CURRENT ASSETS	1.185.814	1.154.508
E. PREPAYMENTS AND ACCRUED INCOME	241.184	257.848
TOTAL ASSETS	10.570.865	10.562.548
DEBIT MEMO ACCOUNTS	863.711	2.327.833

	3.31.04	3.31.03
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.283.614	1.210.971
IV. Reserves	547.800	532.280
- Special reserve, Law 2941/01	1.426.731	1.424.378
Profits for the period before tax	169.774	157.979
Profits carried forward	28.218	5.601
TOTAL SHAREHOLDERS' INVESTMENTS	4.639.091	4.514.163
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	608.579	609.451
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.217.534	3.170.050
Other long term liabilities	363.314	350.460
	3.580.848	3.520.510
II. CURRENT LIABILITIES		
Suppliers	222.068	134.372
Bonds and bank loans, short term portion	563.623	832.500
Taxes, duties and social security funds	260.251	277.651
Other liabilities	590.498	553.091
	1.636.440	1.797.614
TOTAL LIABILITIES	5.217.288	5.318.124
D. ACCRUALS AND DEFERRED INCOME	105.907	120.810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.570.865	10.562.548
CREDIT MEMO ACCOUNTS	863.711	2.327.833

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
FOR THE PERIOD 1/1/04-3/31/04
(Amounts in thousands Euro)

	1.1.04 - 3.31.04	1.1.03 - 3.31.03
Sales	1.047.487	948.481
Less: Cost of sales	739.694	668.384
Gross operating results	307.793	280.097
Plus: other operating income	35.286	30.766
Total	343.079	310.863
Less: Administrative expenses	34.666	31.718
Research and development costs	9.722	8.611
Selling expenses	80.059	67.937
Subtotal	218.632	202.597
Less: Financial expenses, net	41.533	44.145
Total operating profit	177.099	158.452
Plus: Extraordinary income	5.064	9.172
Less: Extraordinary expenses	12.389	9.645
RESULT FOR THE PERIOD BEFORE TAX	169.774	157.979

Athens, May 28, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I.D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC S.A.

1. The March 31, 2004 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

3. Depreciation and amortization expense for the period ended on March 31, 2004 was calculated by applying the rates provided in the Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the new depreciation rates amounts to approximately Euro 17 million.

4. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

5. There are no mortgages on the Company's fixed assets.

6. Monetary assets and liabilities that are denominated in foreign currencies have been translated based on the exchange rates as of March 31, 2004.

7. Accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 172 million.

9. Adequate provisions have been established for all litigation.

10. Payrolls totaled 28.088 employees. The Company is compensated for 159 employees who work exclusively for the Hellenic Transmission System Operator.

11. Certain reclassifications were made on the three month period ended March 31, 2003, condensed financial statements to conform to the presentation of the corresponding current period's condensed financial statements.

12. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2004

(Amounts in thousands Euro)

	3.31.04	3.31.03
ASSETS		
B. INSTALLATION COSTS	36.303	23.325
Less: Accumulated depreciation	26.239	21.238
Net book value	10.064	2.087
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.220.385	16.514.014
Less: Accumulated depreciation and amortization	8.099.478	7.409.706
Net book value	9.120.907	9.104.308
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	10.239	31.127
TOTAL FIXED ASSETS	9.131.146	9.135.435
D. CURRENT ASSETS		
I. Inventories	544.864	570.300
II. Customers	425.492	368.467
II. Other Receivables	186.537	174.604
III. Marketable Securities	9.492	10.867
IV. Cash at Banks and in Hand	22.119	35.114
TOTAL CURRENT ASSETS	1.188.504	1.159.352
E. PREPAYMENTS AND ACCRUED INCOME	241.184	257.848
TOTAL ASSETS	10.570.898	10.554.722
DEBIT MEMO ACCOUNTS	863.861	2.327.983

	3.31.04	3.31.03
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.283.614	1.210.971
IV. Reserves	547.800	529.587
Special reserve, Law 2941/01	1.426.731	1.424.378
Profits for the period before tax	169.774	151.876
Profits carried forward	28.218	5.600
TOTAL SHAREHOLDERS' INVESTMENTS	4.639.091	4.505.366
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	608.579	609.451
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.217.534	3.170.050
Other long term liabilities	363.314	350.460
	3.580.848	3.520.510
II. CURRENT LIABILITIES		
Suppliers	222.068	134.952
Bonds and bank loans, short term portion	563.623	832.500
Taxes, duties and social security funds	260.269	277.667
Other liabilities	590.513	553.465
	1.636.473	1.798.584
TOTAL LIABILITIES	5.217.321	5.319.094
D. ACCRUALS AND DEFERRED INCOME	105.907	120.811
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.570.898	10.554.722
CREDIT MEMO ACCOUNTS	863.861	2.327.983

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD 1/1/04-3/31/04
(Amounts in thousands Euro)

	1.1.04 - 3.31.04	**1.1.03 - 3.31.03**
Sales	1.047.487	948.481
Less: Cost of sales	739.694	668.384
Gross operating results	*307.793*	*280.097*
Plus: other operating income	35.301	30.766
Total	343.094	310.863
Less: Administrative expenses	34.719	31.790
Research and development costs	9.725	8.611
Selling expenses	80.059	67.937
Subtotal	218.591	202.525
Less: Financial expenses, net	41.491	50.579
Total operating profit	177.100	151.946
Plus: Extraordinary income	5.064	9.575
Less: Extraordinary expenses	12.390	9.645
RESULT FOR THE PERIOD BEFORE TAX	169.774	151.876

Athens, May 28, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I.D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC GROUP

1. The March 31, 2004 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.

2. The March 31, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

4. Depreciation and amortization expense for the period ended on March 31, 2004 was calculated by applying the rates provided in the Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the new depreciation rates amounts to approximately Euro 17 million.

5. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

6. Monetary assets and liabilities that are denominated in foreign currencies have been translated based on the exchange rates as of March 31, 2004.

7. Accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 172 million.

9. Adequate provisions have been established for all litigation.

10. Payrolls totaled 28.089 employees. The Parent Company is compensated for 159 employees who work exclusively for the Hellenic Transmission System Operator.

11. There are no mortgages on the Parent Company's fixed assets.

12. Certain reclassifications were made on the three month period ended March 31, 2003, condensed consolidated financial statements to conform to the presentation of the corresponding current period's condensed consolidated financial statements.